Aetos Capital Multi-Strategy Arbitrage Fund, LLC

Aetos Capital Distressed Investment Strategies Fund, LLC

Aetos Capital Long/Short Strategies Fund, LLC

c/o Aetos Alternative Management, LLC

875 Third Avenue

New York, NY 10022

May 31, 2011

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C. 20549

Attention: Mr. Vincent DiStefano, Division of Investment Management

Re:	Aetos Capital Multi-Strategy Arbitrage Fund, LLC (File Nos. 333-174523 and 811-21061)

Aetos Capital Distressed Investment Strategies Fund, LLC (File Nos. 333-174525

and 811-21059) and Aetos Capital Long/Short Strategies Fund, LLC (File Nos. 333-174522 and

811-21058)

Dear Mr. DiStefano:

Thank you for your telephonic comments on May 31, 2011 regarding the post-effective amendments to the registration statements for each of Aetos Capital Multi-Strategy Arbitrage Fund, LLC, Aetos Capital Distressed Investment Strategies Fund, LLC and Aetos Capital Long/Short Strategies Fund, LLC, (each a “Fund,” and collectively, the “Funds”), filed with the Securities and Exchange Commission on May 27, 2011. Below, we describe the changes made to the registration statements in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested. Once the registration statements are declared effective, these changes will be reflected in the filings made pursuant to Rule 497 under the Securities Act of 1933, as amended.

Comment 1.	Please confirm that the Program Fees referenced in the “Summary of Fund Expenses” in the Prospectus and are included in the Examples following the table. Additionally, please explain whether the incentive fee is included in the Examples. If it is not included, please explain why.

Response 1.   We confirm that the Examples following the fee table will include the 0.50% Program Fee and the maximum 10% incentive fee referenced in the “Summary of Fund Expenses”. For purposes of the Examples, we have assumed an annual hurdle rate of 2.13%, which equals the average annual three-month U.S. Treasury Bond rate over the most recent ten-year period.

In order to clarify that the 0.50% Program Fee and the potential 10% incentive fee are included, we have amended the sentence preceding the Examples as follows:

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May 31, 2011

“The Examples below include the 0.50% Program Fees as well as the Program incentive fee of 10% of aggregate Program net profits referenced in the table above. For purposes of the Examples, we have assumed an annual hurdle rate of 2.13%, which equals the average annual three-month U.S. Treasury Bond rate over the most recent ten-year period.”

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As you have requested and consistent with SEC Release 2004-89, the Fund hereby acknowledges that:

•	the Funds are responsible for the adequacy and accuracy of the disclosure in the filing;

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Funds from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Funds may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 878-3180. Thank you.

Best Regards,

/s/ Clifford R. Cone

Clifford R. Cone

Clifford Chance US LLP

cc:	Harold Schaaff

Reid Conway

Leonard B. Mackey, Jr.

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